PRESS RELEASE

Infosys Appoints Govind Iyer as an Independent Director

Appointment to be effective January 12, 2023

Bengaluru, India – January 12, 2023: Infosys (NSE, BSE, NYSE: INFY), a global leader in next-generation digital services and consulting, today announced the appointment of Govind Iyer as an Independent Director of the Company, effective January 12, 2023. This appointment is based on recommendation of the Nomination and Remuneration Committee of the Infosys Board, and is for a period of five years, subject to the approval of shareholders.



Govind Iyer retired as a Partner at Egon Zehnder (a Global leadership advisory Firm). Prior to joining Egon Zehnder, Govind worked at Procter & Gamble, Coca-Cola, and Heinz. Govind has served on the Wharton Executive Education Advisory Board and is an active University of Pennsylvania alumnus. He has served on the Advisory Board of Asian Venture Philanthropy Network (AVPN). He is a founding board member and Chairperson of Social Venture Partners in India, is a board member at GIVE India, and is a #LivingmyPromise signatory. Govind has a Bachelor of Engineering degree from Regional Engineering College, Trichy, and an MBA from The Wharton School, University of Pennsylvania.'

Welcoming Govind to the Board, **Kiran Mazumdar-Shaw, Lead Independent Director and Chairperson of the Nomination and Remuneration Committee, Infosys,** said, "We are delighted to welcome Govind to the Board of Infosys. He is a globally respected corporate leader and his deep and diverse experience in the areas of advisory services and philanthropy will be of great value to us."

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

About Infosys

Infosys is a global leader in next-generation digital services and consulting. Over 300,000 of our people work to amplify human potential and create the next opportunity for people, businesses and communities. With over four decades of experience in managing the systems and workings of global enterprises, we expertly steer clients, in more than 50 countries, as they navigate their digital transformation powered by the cloud. We enable them with an AI-powered core, empower the business with agile digital at scale and drive continuous improvement with always-on learning through the transfer of digital skills, expertise, and ideas from our innovation ecosystem. We are deeply committed to being a well-governed, environmentally sustainable organization where diverse talent thrives in an inclusive workplace.

Visit www.infosys.com to see how Infosys (NSE, BSE, NYSE: INFY) can help your enterprise navigate your next.

Safe Harbor

This Release contains ‘forward-looking statements’ within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance and that are based on our current expectations, assumptions, estimates and projections about the Company, our industry, economic conditions in the markets in which we operate, and certain other matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘may’, ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘continue’, ‘intend’, ‘will’, ‘project’, ‘seek’, ‘could’, ‘would’, ‘should’ and similar expressions. Those statements include, among other things, statements regarding our business strategy, our expectations concerning our market position, future operations, growth, margins, profitability, attrition, liquidity, and capital resources, our ESG vision, our capital allocation policy, the effects of COVID-19 on global economic conditions and our business and operations, wage increases, change in the regulations including immigration regulation and policies in the United States, and corporate actions including timely completion of the proposed buy-back of our equity shares. These statements are subject to known and unknown risks, uncertainties and other factors which may cause actual results or outcomes to differ materially from those implied by the forward-looking statements. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2022. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

For further information, please contact: **PR_Global@infosys.com**

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com